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                                                                     Ex-99.B9(C)


                        SUMMIT INVESTMENT ADVISORS, INC.
                                 PINNACLE FUNDS

                        SCHEDULE DATED FEBRUARY __, 1997
                        TO THE ADMINISTRATION AGREEMENT
                            DATED NOVEMBER 14, 1991
                      AS AMENDED AND RESTATED MAY 17, 1994
                                    BETWEEN
                        THE ADVISORS' INNER CIRCLE FUND
                                      AND
                               SEI FUND RESOURCES


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the Pinnacle Extended Liquidity Portfolio, Pinnacle Short Duration Portfolio and Pinnacle Intermediate Duration Portfolio (each a "Fund" and collectively the "Funds") at an annual rate equal to 9.5 basis points on the first $500 million of assets; 7.5 basis points on the next $500 million of assets; 6.0 basis points on the next $1.5 billion of assets and 4.5 basis points on all assets over $2.5 billion. There is a minimum annual administration fee of $75,000 per Fund and $145,00 per complex.

Term: Pursuant to Article 7, the term of this Agreement shall commence on February __, 1997 and shall remain in effect with respect to the Funds for 5 years (the "Initial Term"). This Agreement shall continue in effect for successive periods of 2 years after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.